Exhibit 12.1

NCI Building Systems, Inc.

Computation of Ratios of Earnings to Fixed Charges

(in thousands)

	Years Ended					Six Months Ended
	Oct. 31, 2000	Oct. 31, 2001	Nov. 2, 2002	Nov. 1, 2003	Oct. 30, 2004	Apr. 30, 2005
Income from continuing operations	$44,407	$16,535	$31,314	$22,800	$44,890	$21,454
Income taxes for continuing operations	32,866	16,151	19,535	14,758	29,767	14,482

	77,273	32,686	50,849	37,558	74,657	35,936

Fixed charges, as defined:
Interest	39,069	33,090	21,591	19,777	15,126	6,719
Interest component of rentals charged to operating expense	655	657	621	540	469	241
Deferred financing charges	—	—	—	—	9,879	—

Total fixed charges	39,724	33,747	22,212	20,317	25,474	6,960

Earnings, as defined	$116,997	$66,433	$73,061	$57,875	$100,131	$42,896

Ratio of earnings to fixed charges	$2.95	$1.97	$3.29	$2.85	$3.93	$6.16